2500 Vista Mar Drive
Las Vegas, NV 89128
Ronald D. Sloan	(Tel) 702-243-1849
Chairman of the Board / President	(Fax) 702-243-1869

September 10, 2008

Karl Hiller, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Can Cal Resources Ltd. Form 10-KSB for the Fiscal Year Ended December 31, 2007 and subsequent Forms 10-Q Comment Letter Dated July 17, 2008 File No. 0-26669

Dear Mr. Hiller:

Can-Cal Resources Ltd (the “Company”), sends this letter in response to your inquiry and comment letter dated July 17, 2008, in which letter you ask the Company to reply to several comments made by the Staff of the Securities and Exchange Commission (the “Commission”) regarding registrant's recently filed Form 10-KSB for the Fiscal Year ended December 31, 2007 and subsequent Forms 10-Q, under the Securities Exchange Act of 1934 (the “Exchange Act”). Please find below registrant's responses to the comments. We will file this letter via EDGAR designating the form "CORRESP."

When you have reviewed registrant's responses and if you have further comments or questions, please contact us.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1.
We note you have not complied with prior comment one. Please correct the date on your response letter of November 29, 2007 to coincide with your February 11, 2008 submission and re-submit the response on EDGAR without further delay.

Answer: We acknowledge the Commission’s comment and have now revised the date on our submission to February 11, 2008.

2.
We understand that you intend to correct accounting errors in your financial statements prior annual and interim periods. We note that although you appear to have corrected your valuation of the 1 million shares issued during 2006 to acquire mineral rights in reporting your financial position as of December 31, 2007, and in the equity roll foward on page 4; you have not included error correction disclosures in your filing.

We have identified additional issues in this letter that pertain to your recent annual report, which you will need to address in an amendment to your filing. We ask that you resolve all the disclosure and accounting issues with filing this amendment. Please be sure to include explanatory note at the forepart of your amended document to briefly explain the reasons you are filing the amendment; and which refers readers to the specific locations within the filing where further details are presented. You should include error correction disclosures in the notes to your financial statements explaining the change in valuing shares issued to acquire mineral rights, including tabulation showing both the previously reported and restated amounts. Please label all line items, columns, and subtotals having amounts differing from previously reported amounts as being restated, whether these appear in your financial statements or elsewhere in the filing.
We expect that you will include expanded disclosure when amending your 2007 report, covering balances and activity pertaining to the prior annual and interim periods impacted by your corrections. Please contact us by telephone to discuss how you may most efficiently resolve the reporting issues identified during this review.

Answer: Respectfully, that information was originally omitted because we had not yet filed the amendments, nor notified the public as to the restatements. It was expected that the restatements would be filed soon after filing the first quarter form 10-Q, however a change in legal representation caused unexpected delays. We have now filed the restatements and will include the proper disclosures regarding the correction of errors in our amended form 10-KSB for the fiscal year ended December 31, 2007 and form 10-QSB for the period ending March 31, 2008.

Financial Statements

3.	Please amend your financial statements so that the numerical information is properly aligned under the column headings.

Answer: We acknowledge the Commission’s comment and will revise the formatting of our filings for the year ended December 31, 2007 and the three months ending March 31, 2008. Furthermore we have taken steps to prevent similar errors within future filings.

4.
We note that you are an exploration stage mining company and have not generated significant revenues from your planned principal business operations. Please comply with paragraph 11 of SFAS 7, which requires that you disclose certain cumulative inception-to-date information in your financial statements. If that information is subject to audit, you will need to obtain an appropriate report from your auditors. Otherwise, please label the cumulative information as un-audited.

Answer: We concur with the Commission’s comment and will present the financial statements accordingly beginning with our form 10-KSB for the year ending December 31, 2007. To present the Company as an exploration stage company we will restate the Financial Statements to add a column disclosing “inception to date” amounts to the statements of operations and statements of cash flows. All other information was presented consistent with that of an exploration stage company.

5.
We expect that your auditors will need to reference in their audit report the error correction disclosures pertaining to the restated amounts associated with your valuation of shares issued during 2006 to acquire mineral rights. Please contact your auditors to make the necessary arrangements.

Answer: Respectfully, we have notified our auditors and they have made the necessary revisions to their audit reports in accordance with SFAS no. 154 for the years ended December 31, 2007 and 2006 as presented in our restated form 10-KSB for the years ended December 31, 2007 and 2006.

6.
We have read your response to prior comment two in which you indicate that since you have not begun development of your mineral rights, you have not begun to deplete the asset. Tell us how you determined that you would not need to amortize your mineral rights until you begin to develop the property, and why the point at which develop the property, and why the point at which development commences would be appropriately coincide with initiating your depletion policy.

Please be sure to explain how the terms under which your mineral rights are held entitle you to explore, extract and retain benefits from mineral deposits; describe the extent to which such rights are held in perpetuity and cover all phases of a mining operation, including exploration, development and production; and identify any additional rights you would need to develop and commence operations in the event you discovered reserves and had sufficient funding available to proceed.

Please also describe any circumstances under which you would relinquish such rights, including any provisions about reaching milestones or objectives, obtaining renewals or extensions, and paying additional consideration or funding activities. Ordinarily, we would expect tangible assets to be amortized over their estimated useful lives, which may include the period of exploration when the mineral rights encompass the activity.

Answer: The mineral rights are derived from lode claims located in Wikeup, Arizona and are on land administered by the Bureau of Land Management. The claims do not expire unless the Company fails to perform the minimal duties required to retain the rights, such as, pay the annual $135 fee for each 20 acre lode claim. Currently the claims are part of a grass roots exploration of the property. As the process progresses into a trenching and grid program designed to target and map the property for target drilling and ultimately production, the Company would have to continue to file for permits from the BLM and pay minimal associated fees. As such, there are no significant barriers or milestones which could possibly terminate the lode claims and associated mineral rights. Due to the minimal costs to retain the claims the Company would have to make a decision to relinquish their rights to the claims based on the estimated value of the claims relative to the annual maintenance costs and re-sale value.
Respectfully, with regard to the mineral rights in question it is the Company’s position that the rights are a tangible asset in accordance with EITF 04-2, and as such, would not be depleted or depreciated until placed in service.

Controls and Procedures

7.
We note your disclosure indicating that you have concluded that your internal controls over financial reporting were effective as of and for the year ended December 31, 2007, with the exception that several of your procedures require additional documentation and further segregation of duties needs to be put in place. Please modify your disclosure as necessary to present your conclusion about effectiveness without qualification.

Since your qualifications are described as exceptions to your conclusion, we understand that you view these issues as material weaknesses. If any material weaknesses exist in your internal controls over financial reporting at the report date, it would appropriate to label them as such in your disclosure and to conclude that your internal controls over financial reporting are not effective, rather then they are effective with the exception of the material weaknesses. If you require further clarification, you may refer to Release No. 34-47986, located on our website at the following address:

Http://www.sec.gov/rules/final/33-8238.htm

Answer: We concur with the Commission’s comment and will correct our disclosure within section 8A(t) accordingly. Our previous disclosure referenced significant deficiencies, rather than, material weaknesses. We conservatively wanted to disclose these significant deficiencies, but due to the confusion it created we will remove the disclosure within our amended Form 10-KSB. Below is a list of the significant deficiencies we had disclosed in our Form 10-KSB, as identified through our continued implementation of the SOX 404 Regulations, and our assessment as to why it does not rise to the level of a material weakness:

- We do not have adequate segregation of duties due to the limited nature and resources of the Company.

o
This deficiency is mitigated with the use of an independent review system consisting of an outside consulting firm that reviews the work of our internal accounting staff and prepares our financial statements. In turn the Company’s management and accounting personnel review the work of the outside consulting firm.

- Several of our internal control procedures require additional documentation and sufficient testing has not been conducted.

o
This is not a deficiency, but rather, a statement as to the progress of our implementation of the SOX 404 Regulations. While Management has not yet completed the documentation and testing as required, we have determined that enough progress has been made to assess that no material weaknesses exist. Documentation and testing processes are still being performed over controls that would not have a material impact on the financial reporting process.

We have amended our disclosure within form 10-KSB for the year ending as below:

ITEM 8A(T). CONTROLS AND PROCEDURES

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. It is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. It also can be circumvented by collusion or improper management override.

Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process certain safeguards to reduce, thought not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over our financial reporting. To avoid segregation of duty due to management accounting size, management had engaged an outside Consulting firm to assist in the financial reporting.

Our Chief Executive Officer, Ron Sloan has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on the evaluation, Mr. Sloan concluded that our disclosure controls and procedures are effective in timely alerting him to material financial information relating to us which is required to be included in our periodic SEC filings.

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Securities Exchange Act of 1934. These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute, assurance, with respect to reporting financial information.

Management has used the framework set forth in the report entitled Internal Control - Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of our internal control over financial reporting. Based upon this assessment, management has concluded that our internal control over financial reporting was effective as of and for the year ended December 31, 2007.

As a part of our year end review of our disclosure controls and procedures, we determined that several of our procedures require additional documentation and sufficient testing was not able to be conducted. We are implementing additional documentation and testing procedures in order to provide a more comprehensive analysis. We plan to rectify these deficiencies by implementing an independent board of directors and audit committee to provide oversight and review of our financial reporting and audit processes. In addition, we plan to hire a consulting firm to assist in improving the Company’s internal control system based on the COSO framework. Furthermore, we also intend to hire qualified personnel in an effort to implement the necessary segregations of duties as the required resources become available.

Despite the deficiencies reported above, the Company’s management believes that its financial statements included in this report fairly present in all material respects the Company’s financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report. (b) Report of Independent Registered Public Accounting Firm: This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting pursuant to Smaller Reporting Company rules of the Securities and Exchange Commission. The Company will be required to provide an audited attestation report in its 10K for the period ending December 31, 2008.

The Company is not an "accelerated filer" for the 2007 fiscal year because it is qualified as a "small business issuer". Hence, under current law, the internal controls certification and attestation requirements of Section 404 of the Sarbanes-Oxley act will not apply to the Company. This Annual report on Form 10-KSB does not include an attestation report of our registered public accounting regarding internal control over financial reporting.

Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities Exchange Commission that permit us to provide only management's report in this Annual Report on Form 10-KSB.

8.
Please amend your filing to comply with Items 307 and 308(c) of the Regulation S-B which require that you conclude on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, and requires that you disclose any change in your internal controls over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to effect, your internal controls over financial reporting, respectively. Please note that if you have identified material weaknesses in your internal controls over financial reporting which are subsumed within disclosure controls and procedures, we understand you would conclude that your disclosure controls and procedures are not effective.

Answer: Respectfully, we also will revise management’s conclusion in our form 10-Q for the period ending March 31, 2008 as follows:

ITEM 4T. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions in accordance with the required "disclosure controls and procedures" as defined in Rule 13a-15(e). The Company’s disclosure and control procedures are designed to provide reasonable assurance of achieving their objectives, and the principal executive officer and principal financial officer of the Company concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

At the end of the period covered by this Quarterly Report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based of the foregoing, the principal executive officer and principal financial officer of the Company concluded that the Company’s disclosure controls and procedures were effective to ensure that the information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management including the Company’s principal executive officer and principal financial officer to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Controls and Procedures

9.
We note your disclosure indicating that as of the end of the period covered by your report your officers have concluded that your disclosure controls and procedures are effective, and that there were no changes in your internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to affect, your internal controls over financial reporting. Tell us how the issues with your internal controls over financial reporting disclosed in your Form 10-KSB for the period ended in December 31,2007 were remedied such that you are able to conclude that your disclosure controls and procedures, we understand you would conclude that your disclosure controls and procedures are not effective.

Answer: Respectfully, we previously characterized material weaknesses within our Form 10-KSB as of December 31, 2007, which caused us to mischaracterize the effectiveness of our internal controls as of December 31, 2007. Following further analysis with our outside experts and subsequent reconsideration of our independent auditors, we concluded that our previously stated “material weaknesses” were more appropriately characterized as “significant deficiencies” within our internal controls over financial reporting, and we have restated our disclosure within Item 8(A)T of Form 10-KSB to correctly represent that management’s assessment of our internal controls was effective without qualification with regard to our significant deficiencies. We also have revised the disclosure in our form 10-Q for the period ending March 31, 2008 to comply with items 307 and 308(c) of Regulation S-B. The amended disclosure is as noted in our response to question number 8 above.

Closing Comments
Based on the Company’s amendments to its annual filing for the fiscal year ended December 31, 2007 and to its subsequent Forms 10-Q and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments. Please review this letter and the submissions as stated and advise whether comments will be closed or how we may (702) 525-0329.

Sincerely,

Ronald D. Sloan Chief Executive Officer